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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                           China Precision Steel, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   16941J 10 6
                                 (CUSIP Number)

                                Leada Tak Tai Li
                             Chief Financial Officer
                           China Precision Steel, Inc.
             8th Floor, Teda Building, 87 Wing Lok Street, Sheungwan
                      Hong Kong, People's Republic of China

                                 86 21 5994 8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 28, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 CUSIP No. 16941J 10 6

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Hung Wan
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Hong Kong
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    2,293,462
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,293,462
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,293,462
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5% (See Note 1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

Note 1: This percentage assumes that there are 26,981,917 shares of common stock outstanding, as disclosed in the Issuer's most recent Current Report on Form 8-K, filed January 4, 2007.

CUSIP No. 16941J 10 6

ITEM 1. Security and Issuer

      The class of equity securities to which this statement on Schedule 13D ("Statement") relates is the common stock, par value $0.001 per share (the "Common Stock") of China Precision Steel, Inc., a Colorado corporation (the "Issuer"). The address of the Issuer's principal executive office is located at 8th Floor, Teda Building, 87 Wing Lok Street, Sheungwan, Hong Kong, People's Republic of China.

ITEM 2. Identity and Background

(a) This statement is being filed by Hung Wan, referred to herein as the "Reporting Person."

(b) The business address of the Reporting Person is Suite C, 20/F Neich Tower, 128 Gloucester Road, WanChai, Hong Kong Special Administrative Region, People's Republic of China.

(c) The Reporting Person is the Principal and Managing Director of Belmont Capital Group Limited and the Principal of Advanz Capital, Inc. The principal address of Belmont Capital Group Limited is Suite C, 20/F Neich Tower, 128 Gloucester Road, WanChai, Hong Kong Special Administrative Region, People's Republic of China. The principal address of Advanz Capital, Inc. is Suite C, 20/F Neich Tower, 128 Gloucester Road, WanChai, Hong Kong Special Administrative Region, People's Republic of China.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)   The Reporting Person is a citizen of Hong Kong.

ITEM 3. Source and Amount of Funds or Other Consideration

      The securities acquired by the Reporting Person and reported in this Statement (the "Shares") were acquired on December 28, 2006 under the terms of a Stock Exchange Agreement by and among the Issuer, Partner Success Holdings Limited, a British Virgin Islands international business company ("PSHL") and each of the shareholders of PSHL, dated as of March 31, 2006, as amended by the parties on July 20, 2006 and as further amended by the parties on October 21, 2006 (hereinafter collectively referred to as the "Exchange Agreement"). The Shares were issued to the Reporting Person in connection with the consummation of the Exchange Agreement as partial consideration for services rendered to PHSL in the transaction.

ITEM 4. Purpose of Transaction

      The Shares were acquired for investment purposes. Except as set forth herein, the Reporting Person has no plans or proposals that relate to or result in:

      (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

      (d) any other material change in the Issuer's business or corporate structure;

      (e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein;

      (f) any other material changes in the Issuer's business or corporate structure;

      (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

      (h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j) any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer

(a) As of the date of this Statement, the Reporting Person beneficially owns 2,293,462 shares, or 8.5%, of the Issuer's outstanding Common Stock. Of this amount, 1,146,731 shares, or 4.25%, of the Issuer's outstanding Common Stock are owned by Belmont Capital Group Limited, in which the Reporting Person is the Principal and Managing Director, and 1,146,731 shares, or 4.25%, are owned by Advanz Capital, Inc., in which the Reporting Person is the Principal. These percentages assumes that there are 26,981,917 shares of common stock outstanding, as disclosed in the Issuer's most recent Current Report on Form 8-K, filed January 4, 2007.

(b) The Reporting Person has the sole power to vote or direct the vote and dispose or direct the disposition of the Shares.

(c)   Not applicable.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares reported on this Statement.

(e)   Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as discussed in Items 3 and 4 herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to be filed as Exhibits

Stock Exchange Agreement by and among the Issuer, PSHL and each of the shareholders of PSHL, dated as of March 31, 2006, and as amended by the parties on July 20, 2006, and as further amended by the parties on October 21, 2006 (incorporated by reference to the Company's Definitive Schedule 14A Proxy Statement, filed with the Securities and Exchange Commission on November 22,
2006).

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2007


/s/ Hung Wan
------------------------------------------------
Hung Wan
Managing Director, Belmont Capital Group Limited
Principal, Advanz Capital, Inc.